Exhibit 99.1

Enzymotec Responds to Unsolicited Proposal from Frutarom

MIGDAL HA'EMEQ, Israel, Aug. 28, 2017 (GLOBE NEWSWIRE) -- Enzymotec Ltd. (Nasdaq: ENZY) today responded to the unsolicited proposal from Frutarom Ltd. to acquire Enzymotec for $11.50 per share by sending the below letter to Frutarom Chief Executive Officer, Ori Yehudai.

Frutarom has not, as of the date of this press release, launched its unsolicited tender offer.  Enzymotec advises shareholders that they should not take any action at this time in response to Frutarom's proposal and, even if a tender offer is launched, they should defer making a determination whether to accept or reject such tender offer until Enzymotec's Board of Directors discloses its position with respect to the tender offer.

In accordance with the requirements of U.S. and Israeli law, if a tender offer is launched Enzymotec will, within the required time periods set out under law, advise shareholders regarding (1) its recommendation related to the tender offer - whether it (a) recommends acceptance or rejection of such tender offer; (b) expresses no opinion and remains neutral toward such tender offer; or (c) is unable to take a position with respect to such tender offer - and (2) the reasons for any position taken by it with respect to the tender offer (including the inability to take a position).

The full text of the letter sent to Frutarom is as follows:

August 28, 2017

Mr. Ori Yehudai
Chief Executive Officer
Frutarom Ltd.
25 Hashaish Street
 Haifa 2629183, Israel

Dear Mr. Yehudai:

The Board of Directors of Enzymotec Ltd. was disappointed to learn, from your public announcements, of Frutarom's opportunistic intent to launch an offer for the shares of Enzymotec at a price of $11.50 per share.  These announcements were not accompanied by any attempt to engage in a conversation or communication with the Company or its management.

In contrast, as soon as we learned of your possible interest in our Company, prior to your announcement regarding a planned tender offer, our CEO, Erez Israeli, reached out to you, requesting a meeting. Your assistant responded that you were unavailable to meet until September 4, 2017.

The Board was also taken aback by what we view as an inaccurate and gratuitously derogatory interview given by you to Globes on August 24, 2017.  We do, however, fully agree with your comment that "… this is a company with big potential".  A growth strategy is in place and is being executed to realize this potential.

This strategy, which is advancing rapidly, has included the appointment of a new CEO and several other senior management members during the last five months, as well as an acceleration of our efforts to further improve our geographical presence and product pipeline.

Our Board of Directors has the responsibility to evaluate your interest in Enzymotec and intends to exercise those responsibilities in a way that maximizes value for our shareholders and monitors any legal compliance failures in Frutarom's conduct.

We do remain available at your convenience, if you so choose, to discuss any topics that may be of interest to you, including our views as to the Company's strategic plans and value.

In the event that Frutarom does commence its tender offer, we will evaluate the offer and will respond accordingly at that time.

Sincerely,

Steve Dubin
Chairman of the Board

Cautionary Statement Regarding Forward Looking Statements
Certain statements in this communication are forward-looking statements. These statements relate to future events or Enzymotec's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Enzymotec or its industry to be materially different from those expressed or implied by any forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology.  Enzymotec has based these forward-looking statements on its current expectations, assumptions, estimates and projections.  While Enzymotec believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Enzymotec's control.  Risks and uncertainties include future actions that may be taken by Frutarom in furtherance of its unsolicited offer, and the ability to execute and achieve the desired benefits of announced initiatives.  These and other important factors, including those discussed under "Risk Factors" in Enzymotec's annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 16, 2017, as well as Enzymotec's subsequent filings with the Securities and Exchange Commission ("SEC"), may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.  The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, Enzymotec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information:

The tender offer for the outstanding ordinary shares of Enzymotec has not yet commenced.  This communication is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities.  If and when Frutarom commences its proposed tender offer, Enzymotec will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  The solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  INVESTORS AND SECURITY HOLDERS OF ENZYMOTEC ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such materials will be made available to Enzymotec's shareholders at no expense to them Investor Relations section of the Enzymotec web site at http://ir.enzymotec.com/.  In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC website: www.sec.gov.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions.  Enzymotec develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.